Filed by GrubHub Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GrubHub Inc.

Commission File No.: 001-36389

The following communication was made available to employees of Grubhub Inc. on May 3, 2021:

Grubhub/Just Eat Takeaway.com Merger – Employee FAQ

Updated May 2, 2021

1.	Who is Just Eat Takeaway.com?

•	Just Eat Takeaway.com is a fellow industry pioneer.

•	While Grubhub has led the way for online takeout in North America, Just Eat Takeaway.com has done the same in Europe and around the world.

•	Just Eat Takeaway.com is an industry leader in the U.K., Germany, the Netherlands, Canada and Israel, and also has a strong presence in Australia and throughout continental Europe.

2.	Why are Grubhub and Just Eat Takeaway.com combining?

•	With Just Eat Takeaway.com, we saw an attractive opportunity to best position ourselves to support our restaurants and communities, during these challenging times and beyond.

•	Grubhub and Just Eat Takeaway.com are a logical fit – this combination will further solidify our leadership position in North America, while expanding Just Eat Takeaway.com’s global reach.

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Just Eat Takeaway.com intends to build on its international success by leveraging our strong foundation in the U.S market, as well as our talented team, innovative technology, and reputation for operational excellence.

•	As part of a larger, global company, Grubhub will have more flexibility and resources to invest for the future. This will have tremendous benefits for everyone in our community.

3.	How many people does Just Eat Takeaway.com employ?

•	Just Eat Takeaway.com has nearly 9,000 team members around the world.

4.	How many restaurants and diners does Just Eat Takeaway.com serve?

•	Just Eat Takeaway.com partners with nearly 250,000 restaurants across 23 countries.

•	Together, we will connect more than 550,000 restaurants to over 90 million active diners in 24 countries.

5.	What does this mean for employees?

•	The decision to join with Just Eat Takeaway.com was one we made with confidence – we saw an attractive opportunity to best position ourselves to support our restaurants and drivers.

•	As part of this transaction, Grubhub will become part of a larger, global company, giving us increased resources and flexibility to invest for the future.

•	This combination will further solidify our leadership position in North America, while expanding Just Eat Takeaway.com’s global reach.

•	As the demand for online takeout continues to grow, Just Eat Takeaway.com believes our team has the talent and experience to help capture new opportunities and take Grubhub to the next level.

•	And, Just Eat Takeaway.com invests significantly in the talent across its business, and continually offers numerous development opportunities to all employees.

6.	How do the two companies’ cultures compare?

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Just Eat Takeaway.com and Grubhub share similar roots and values. Just Eat Takeaway.com started nearly two decades ago as a marketplace business and evolved into a hybrid model with the targeted roll-out of delivery.

•	Like Grubhub, Just Eat Takeaway.com is passionate about supporting its global teams and empowering them to do what’s best for restaurant partners and diners.

•	Importantly, Just Eat Takeaway.com and Grubhub are each market leaders with visionary, founder-led management teams – two components that have been critical to the success of each business.

7.	Will this announcement have an immediate effect on day-to-day operations?

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Once the transaction closes, Grubhub will continue to run just as it always has, but with greater flexibility to make strategic, long-term investment decisions as a result of becoming part of a larger, global company.

8.	Should we expect changes to compensation and benefits? What about other corporate programs?

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We do not expect any material changes to your compensation, benefits or payroll process timing as a result of this transaction and expect to work closely with the Just Eat Takeaway.com team to develop post-closing compensation programs that help us attract and retain talent.

9.	Should we expect any impacts to jobs?

•	Just Eat Takeaway.com values the talent and expertise of our employees, and a key part of this transaction is to help capture new opportunities and take Grubhub to the next level.

•	We believe there will be very little impact on employees, and we expect a swift integration.

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We also want to emphasize that this transaction is predicated on growth, not job cuts. And, as the combined company will have its North American headquarters in Chicago, we expect to continue our strong connection and outreach to the local community.

•	Grubhub and Just Eat Takeaway.com are committed to making the transition as smooth as possible.

10.	Will our DEI philosophy change?

•	No, our unwavering commitment to advancing our DEI efforts continues.

11.	Will we be able to work out of a Just Eat Takeaway.com office internationally?

•	Not at this time.

12.	Will there be broader global career opportunities available with Just Eat Takeaway.com?

•	Over time we hope to partner with Just Eat Takeaway.com to offer broader career development opportunities.

13.	Where will the combined company’s stock trade?

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Just Eat Takeaway.com currently trades on Euronext Amsterdam and the London Stock Exchange. The ADRs representing underlying Just Eat Takeaway.com shares that the shareholders of Grubhub will receive in the merger will be listed on the Nasdaq.

14.	What happens to the Grubhub stock or options that employees own? Can employees trade their shares?

•	Grubhub options and RSUs will convert into comparable Just Eat Takeaway.com awards at closing and will continue to vest in accordance with the current terms.

•	We will share further details about equity awards upon closing.

•	Until closing, trading of your Grubhub shares will continue unchanged and subject to our current policies.

•	Upon closing, we will communicate more detailed information around future open trading windows, insider status, etc.

15.	Who will lead the new company?

•	Jitse Groen, CEO and founder of Just Eat Takeaway.com, will remain in his role as CEO.

•	Matt Maloney, CEO, will continue to lead Grubhub’s business, as well as heading Just Eat Takeaway.com’s North American operations.

16.	Where will the headquarters of the combined company be located?

•	The combined company will be headquartered and domiciled in Amsterdam, with North American headquarters in Chicago. Just Eat Takeaway.com also has a significant presence in the U.K.

17.	Grubhub’s services are focused in the United States; does Just Eat Takeaway.com have a presence in the U.S. as well?

•	No, Just Eat Takeaway.com does not have a presence in the U.S., so this is an exciting opportunity for them to expand into a new market.

•	This is a logical combination – further solidifying our leadership position in North America, while expanding Just Eat Takeaway.com’s global reach.

18.	Will any locations close? Will there be new opportunities in terms of jobs or relocation?

•	We will continue to operate business as usual, including constantly assessing our real estate portfolio.

•	Just Eat Takeaway.com and Grubhub are both committed to investing in their talent. Together, we will begin identifying what that means for our employees.

19.	Who is on the integration planning team?

•	The combined company plans to form an integration planning program, which will comprise members from both management teams.

•	We will keep you informed when and as there are updates to share.

20.	How can we keep up with the progress of the integration? How long will the process take?

•	We will keep you updated as appropriate.

•	The combined company will immediately initiate a program to plan for integration.

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And, while I cannot provide a specific timeframe, I can say that the integration efforts will be well thought out and carefully administered to ensure we retain the value of what both companies have built to date.

21.	Is Just Eat Takeaway.com financially strong?

•	Like Grubhub, Just Eat Takeaway.com is a rare example of an online takeout platform with a demonstrated history of achieving positive adjusted EBITDA.

•	Together, Grubhub and Just Eat Takeaway.com have a compelling financial profile that will position the combined company to succeed.

22.	Can I talk to people I know at Just Eat Takeaway.com about this transaction?

•	Until the transaction is completed, Grubhub and Just Eat Takeaway.com will continue to operate as separate, independent companies and it will remain business as usual at Grubhub.

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Do not reach out to Just Eat Takeaway.com’s employees or coordinate any business efforts with them. It is important that we remain focused on what matters: supporting our restaurant partners, drivers, diners and communities.

23.	As we get closer to the deal closing, Just Eat Takeaway.com employees keep reaching out to me via LinkedIn. Is it ok to respond?

•	Yes, please feel free to respond if you feel inclined to do so.

24.	What should I say if I am asked about this announcement?

•	As always, it is important to speak with one voice. If you are contacted by the media or other third parties, please forward the inquiry to press@grubhub.com.

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain approval by Grubhub stockholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts

Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on March 1, 2021, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.justeattakeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement has not yet become effective and includes a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.justeattakeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s definitive proxy statement dated April 28, 2021 for its 2021 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2021 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2020 Annual

Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.